 NETCO ENERGY INC.
 1100 - 609 West Hastings Street
Vancouver, BC, Canada V6B 4W4
Tel: 604-331-3376 Fax: 604-688-4712

Netco Announces Operations Update

VANCOUVER, March 2, 2005 - Netco Energy Inc. (NEI: TSXV) today provided an operations update.

Boltan Property, West Central Alberta

The Boltan 14-10-59-2W6 well was drilled to a total depth of 3,568 m, logged and cased as a potential multizone gas well. A completion program has been designed and the well will be fracture stimulated this month.  Netco may earn a 9% interest, after payout, in the wellbore well spacing unit and one additional section of land by paying for 15% of the wellbore costs.

Jumpbush/Eyremore, South Central Alberta

During the fall and winter of 2004-2005 new drilling, facilities and gas gathering optimization operations were undertaken on company interest wells located in the Jumpbush/Eyremore areas. The company participated in the drilling and completion of three new Milk River formation wells in section 8-19-18W4. The wells, in which Netco holds a 25% pooled interest, began producing in November 2004 and as a group, were averaging approximately 180 mcf/d gross lease basis in January 2005. Development by other operators in the area of Township 20 Range 19W4 increased the demand on the gas gathering system and hampered productivity of existing wells. The operator of the Netco interest wells, redirected production to its own facilities thereby reducing line pressures and increasing productivity of Netco wells by as much as 1.5 times in some cases. The Jumpbush/Eyremore properties account for approximately 60% of Netco's total production.

Sylvan Lake

The Sylvan Lake 07-02-38-4W5 Leduc natural gas well was turned to sales mid-November, produced on restricted rates into January 2005, and began making water. The well is currently shut-in and the company is waiting on the operator's recommendation respecting any further work orders. Netco's working interest in the well and Section is 30%.

Netco is a Canadian based oil and gas company engaged in exploration and development activities in Western Canada. The Company's current production is approximately 170 BOE per day (10% liquids weighted).

For further information, please contact Chris Schultze at (604) 331-3376.

Cautionary note regarding forward-looking statements

Certain statements including future drilling programs, future reserves, production and other information included herein constitute "forward looking statements" within the meaning of applicable laws or regulatory policies. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements described herein to be materially different from any future results or achievements expressed or implied by such forward looking statements. In particular, estimating reserves involves inherent engineering uncertainties as well as inherent uncertainties about the future fluctuations in the price of gas, which can cause estimates of economic reserves to be revised upwards or downwards.  Other factors affecting forward looking statements include, among others, the inherent uncertainties associated with oil and gas exploration; legislative, environmental, judicial, regulatory, political and competitive developments in areas in which Netco Energy operates; and technological, mechanical and operational difficulties encountered in connection with Netco Energy's activities.  You should refer to the risk disclosures set out in our annual report and other disclosure documents filed from time to time with the TSX Venture Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

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